Exhibit 99.1

Fitell Corporation

Registered Company No 389499

Notice of Extraordinary General Meeting

Notice is hereby given that the extraordinary general meeting (the Meeting) of Fitell Corporation, a Cayman Islands exempted company with limited liability (the Company) will be held at Level 17, Tower 2, Lumia International Building, No.181 YanjiangXi Rd, Guangzhou, People’s Republic of China on April 9, 2025 at 10:00 a.m. (local time).

You are cordially invited to attend the Meeting for the purpose of considering and voting upon, and if thought fit, passing and approving the following resolutions of the Company:

PROPOSAL 1 – SHARE CAPITAL REORGANISATION PROPOSAL

“RESOLVED, as an ordinary resolution that, the Company amend and reclassify its authorised share capital with effect from April 15th, 2025 by undertaking the following steps:

(a)	493,560,000 of the authorised ordinary shares of par value of US$0.0001 each (including all of the existing issued ordinary shares) in the Company will be re-designated and re-classified as 493,560,000 class A ordinary shares of par value US$0.0001 each (the Class A Ordinary Shares), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; and

(b)	6,440,000 authorised but unissued ordinary shares of par value of US$0.0001 each in the Company will be cancelled and a new class of shares comprising of 6,440,000 class B ordinary shares of par value US$0.0001 each (the Class B Ordinary Shares), which will be entitled to thirty (30) votes per share, will be created, such that the authorised share capital of the Company shall become US$50,000 divided into (a) 493,560,000 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 6,440,000 Class B Ordinary Shares of a par value of US$0.0001 each (the Share Capital Reorganisation).”

PROPOSAL 2 – CHARTER AMENDMENT PROPOSAL

“RESOLVED, as a special resolution that, the Company adopts the second amended and restated memorandum and articles of association of the Company, the form of which is attached to this notice as Appendix 1 (the Second Restated MAA) in its entirety and in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with effect from the date the Share Capital Reorganisation takes effect.”

PROPOSAL 3 – SHARE REPURCHASE AND ISSUANCE PROPOSAL

“RESOLVED, as a special resolution that, after the Second Restated MAA takes effect,

(a)	upon the Company’s receipt of the consent to repurchase and application for shares as duly executed by SKMA Capital and Investment Ltd (SKMA), the Company shall repurchase 6,440,000 Class A Ordinary Shares held by SKMA, all of which are fully paid shares, in consideration of and out of the proceeds of the Company’s new issuance of 6,440,000 Class B Ordinary Shares to SKMA; and

(b)	such issuance of 6,440,000 Class B Ordinary Shares to SKMA, made for the purposes of such share repurchase, be and is hereby approved and confirmed,

such that, as a result of the repurchase of Class A Ordinary Shares from, and issuance of Class B Ordinary Shares to, SKMA, SKMA would control 93.03% of voting rights of the Company.”

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PROPOSAL 4 – SHARE CONSOLIDATION PROPOSAL

“RESOLVED, as an ordinary resolution that, after the Second Restated MAA takes effect and with effect from the effective date to be determined by the board of directors of the Company by a Resolution of Directors (if at all),

(a)	every sixteen (16) issued and unissued existing Class A Ordinary Shares of US$0.0001 par value each be consolidated into one (1) class A ordinary share of US$0.0016 par value each (the Consolidated Class A Ordinary Shares), where such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the existing Class A Ordinary Shares of US$0.0001 par value each of the Company as set out in the existing Memorandum and Articles,

(b)	every sixteen (16) issued and unissued existing Class B Ordinary Shares of US$0.0001 par value each be consolidated into one (1) class B ordinary share of US$0.0016 par value each (the Consolidated Class B Ordinary Shares), where such Consolidated Class B Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the existing Class B Ordinary Shares of US$0.0001 par value each of the Company as set out in the existing Memorandum and Articles, so that following the Share Consolidation, the authorised share capital of the Company shall become US$50,000 divided into (a) 30,847,500 class A ordinary shares of a par value of US$0.0016 each; and (b) 402,500 class B ordinary shares of a par value of US$0.0016 each; and

(c)	all fractional entitlements to the issued Consolidated Class A Ordinary Shares and Consolidated Class B Ordinary Shares resulting from the Share Consolidation will not be issued to the Shareholders and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number.”

PROPOSAL 5 – SHARE CONSOLIDATOIN MEMORANDUM AMENDMENT PROPOSAL

“RESOLVED, as a special resolution that, upon the Share Consolidation taking effect (if at all), Clause 8 of the Second Amended and Restated Memorandum of Association of the Company be deleted and replaced with the following new clause 8:

“8.	The share capital of the Company is US$50,000 divided into (a) 30,847,500 class A ordinary shares of a par value of US$0.0016 each; and (b) 402,500 class B ordinary shares of a par value of US$0.0016 each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares;

(b)	to increase or reduce its capital;

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.”

All registered shareholders of the Company at the close of business on March 12, 2025 (the Record Date) are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

This Notice of Meeting is dated March 24, 2025 and is being mailed to shareholders on or about the same date.

By order of the Board of Directors of the Company,

/s/ Jieting Zhao
Name:	Jieting Zhao
Director

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Proxies

A member entitled to attend and vote at the meeting may appoint a proxy.

A blank proxy form is attached. Please consider carefully the conditions attaching to appointment of a proxy.

A proxy form in hard copy must be delivered to 23-25 Mangrove Lane, Taren Point NSW 2229, Australia; Attention: Jamarson Kong.

A proxy form in electronic copy must be delivered to proxy@gymdirect.com.au.

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

1	If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

2	If you are a member entitled to attend and vote at this meeting of the Company, you may appoint a proxy to vote on your behalf. Only registered shareholders whose names are on the register of members of the Company as at the close of business on 12 March 2025, being the Record Date, are entitled to attend and vote at the meeting of the Company.

3	A proxy need not be a member of the Company.

4	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights.

If you complete a proxy form, can you still attend and vote at the meeting?

5	Completion of the proxy form does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

Multiple proxies

6	If you are a member entitled to cast two or more votes at the meeting, you may appoint two proxies and may specify the proportion of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy is deemed to exercise half of your votes.

Joint shareholders

7	In the case of jointly held shares, if more than one joint holder purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the register of members (the first-named being the most senior).

How to appoint a proxy

8	If you are an eligible member and a natural person, the appointment of your proxy must be in writing and signed by you or your authorised attorney.

9	If you are an eligible member and a corporation, the appointment of your proxy must be in writing and executed in any of the following ways: (i) under the corporation’s common seal or (ii) signed by an authorised officer, secretary or attorney of the corporate member in accordance with its constitutional documents.

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Delivery of proxy form to Company

10	For an appointment of a proxy to be effective, the following documents must be received by the Company before the time for the holding of the meeting or adjourned meeting at which the proxy proposes to vote:

(a)	The proxy form;

(b)	If the proxy form is executed by a corporation otherwise than under its common seal - an extract of its articles that evidences that it may be duly executed in that way; and

(c)	If the proxy form is signed by your attorney — the authority under which it was signed or a certified copy of the authority.

11	Those documents may be delivered in either of the following ways:

(a)	In the case of hard-copy documents - they must be left at or sent by post to the Company’s registered office or the other place, if any, specified by the Company for the purpose of the meeting.

(b)	In the case of documents comprised in an electronic record - they must be sent to the electronic mail address specified by the Company for the purpose of receiving electronic records.

12	If a poll is to take place within 24 hours after it has been demanded then, in addition to the ways specified in the preceding paragraph, the documents may be delivered to the chairperson or to the Company secretary or to any director at the meeting at which the poll was demanded.

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Fitell Corporation

Registered Company No 389499

(the Company)

Proxy Form

I/We1	……………………………………………………………………………………

of	……………………………………………………………………………………

being a member/members of the Company and the holder/holders of

…………………………………………………………..…. (number and class of shares)

appoint as my/our proxy Yinying Lu, the Company’s Chief Executive Officer and Director 2

c/o Fitell Corporation, 23-25 Mangrove Lane, Taren Point 2229

New South Wales, Australia……………………………

……………………………………………………………………………………

at the extraordinary general meeting of the Company to be held at Level 17, Tower 2, Lumia International Building, No.181 YanjiangXi Rd, Guangzhou, People’s Republic of China on April 9, 2025 at 10:00 a.m. (local time).

* Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

		For	Against	Abstain
PROPOSAL 1: RESOLVED, that, effective as of April 15, 2025,		☐	☐	☐

(a)	493,560,000 of the Company’s authorised ordinary shares of par value of US$0.0001 each (the “Ordinary Shares”) will be re-designated and re-classified as 493,560,000 class A ordinary shares of par value US$0.0001 each (the Class A Ordinary Shares), having the rights of the existing Ordinary Shares; and

(b)	6,440,000 of the Company’s authorised but unissued Ordinary Shares will be cancelled and a new class of shares comprising of 6,440,000 class B ordinary shares of par value US$0.0001 each (the Class B Ordinary Shares), entitled to thirty (30) votes per share, will be created such that the authorised share capital of the Company shall become US$50,000 divided into (a) 493,560,000 Class A Ordinary and (b) 6,440,000 Class B Ordinary Shares (the Share Capital Reorganisation).

1

	For	Against	Abstain

PROPOSAL 2: RESOLVED, that effective on April 15, 2025, the Company shall adopt the second amended and restated memorandum and articles of association of the Company, in a form attached as Appendix 1 (the Second Restated MAA), the existing memorandum and articles of association of the Company (the “Memorandum and Articles”).	☐	☐	☐

PROPOSAL 3: RESOLVED, that upon effectiveness of the Second Restated MAA and the Company’s receipt of the consent to repurchase and application for shares from SKMA Capital and Investment Ltd (SKMA), the Company shall repurchase 6,440,000 Class A Ordinary Shares held by SKMA. in consideration of and out of the proceeds of the Company’s new issuance of 6,440,000 Class B Ordinary Shares to SKMA, such as that SKMA will control 93.03% of voting rights of the Company.	☐	☐	☐

PROPOSAL 4: RESOLVED, that, upon effectiveness of the Second Restated MAA and, effective on the date to be determined by the board of directors of the Company (if at all)	☐	☐	☐

(a) every sixteen (16) issued and unissued existing Class A Ordinary Shares of US$0.0001 par value be consolidated into one (1) class A Ordinary Share of US$0.0016 par value (the Consolidated Class A Ordinary Shares), ranking pari passu with each other and having the same rights and are subject to the same restrictions as the existing Class A Ordinary Shares

(b) every sixteen (16) issued and unissued existing Class B Ordinary Shares of US$0.0001 par value be consolidated into one (1) class B ordinary share of US$0.0016 par value (the Consolidated Class B Ordinary Shares), ranking pari passu with each other and having the same rights an, d are subject to the same restrictions as the existing Class B Ordinary Shares, resulting in the authorised share capital of the Company of US$50,000 divided into (a) 30,847,500 class A ordinary shares of US$0.0016 par value; and (b) 402,500 class B ordinary shares of US$0.0016 par value; and that (c) fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number.

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PROPOSAL 5: RESOLVED, that, upon effectiveness of the Share Consolidation Clause 8 of the Second Restated MAA be deleted and replaced as follows:		☐	☐	☐

“8.	The share capital of the Company is US$50,000 divided into (a) 30,847,500 class A Ordinary Shares of a par value of US$0.0016 each; and (b) 402,500 class B ordinary shares of a par value of US$0.0016 each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)       to redeem or repurchase any of its shares;

(b)       to increase or reduce its capital;

(c)       to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)        with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)       subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)       to alter any of those rights, privileges, conditions, limitations or restrictions.

Dated _________________

Executed by:

………………………...............

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

* The full text of the resolutions is set out in the Notice of the extraordinary general meeting. Shareholders are encouraged to read the full text of the resolutions before voting.

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write “The chairperson” without inserting an address.

3 To be completed if the shareholder is a corporation – please insert name of authorised officer/attorney signing on behalf of the corporate shareholder.

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Appendix 1

Second Restated M&A

Companies Act (Revised)

Company Limited by Shares

Fitell Corporation

second AMENDED AND RESTATED memorandum AND ARTICLES of association (adopted by special resolutions passed on [date])

Companies Act (Revised)

Company Limited by Shares

Fitell Corporation

second AMENDED AND RESTATED memorandum of association (adopted by special resolutions passed on [date])

Companies Act (Revised)

Company Limited by Shares

Second Amended and Restated Memorandum of Association

of

Fitell Corporation

(adopted by special resolutions passed on [date])

1	The name of the Company is Fitell Corporation.

2	The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is USD50,000 divided into (i) 495,600,000 Class A Ordinary Shares of par value USD0.0001 each and (ii) 4,400,000 Class B Ordinary Shares of par value USD0.0001 each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares;

(b)	to increase or reduce its capital;

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised)

Company Limited by Shares

Fitell Corporation

SECOND AMENDED AND RESTATED ARTICLES of association (adopted by special resolutions passed on [date])

CONTENTS

1	Definitions, interpretation and exclusion of Table A	1
	Definitions	1
	Interpretation	2
	Exclusion of Table A Articles	3

2	Shares	3
	Power to issue Shares and options, with or without special rights	3
	Power to issue fractions of a Share	4
	Power to pay commissions and brokerage fees	4
	Security interests	4
	Trusts not recognised	4
	Rights of Shares	4
	Power to vary class rights	5
	Effect of new Share issue on existing class rights	5
	Capital contributions without issue of further Shares	5
	No bearer Shares or warrants	6
	Treasury Shares	6
	Rights attaching to Treasury Shares and related matters	6
	Register of Members	6
	Annual Return	6

3	Share certificates	7
	Issue of share certificates	7
	Renewal of lost or damaged share certificates	7
		9
4	Lien on Shares	7
	Nature and scope of lien	7
	Company may sell Shares to satisfy lien	7
	Authority to execute instrument of transfer	8
	Consequences of sale of Shares to satisfy lien	8
	Application of proceeds of sale	8

5	Calls on Shares and forfeiture	8
	Power to make calls and effect of calls	8
	Time when call made	9
	Liability of joint holders	9
	Interest on unpaid calls	9
	Deemed calls	9
	Power to accept early payment	9
	Power to make different arrangements at time of issue of Shares	9
	Notice of default	9
	Forfeiture or surrender of Shares	10
	Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender	10
	Effect of forfeiture or surrender on former Member	10
	Evidence of forfeiture or surrender	10
	Sale of forfeited or surrendered Shares	10

6	Transfer of Shares	11
	Form of transfer	11
	Power to refuse registration for Shares not listed on a Designated Stock Exchange	11
	Suspension of transfers	11
	Company may retain instrument of transfer	11
	Notice of refusal to register	11

7	Transmission of Shares	12
	Persons entitled on death of a Member	12
	Registration of transfer of a Share following death or bankruptcy	12
	Indemnity	12
	Rights of person entitled to a Share following death or bankruptcy	12

8	Alteration of capital	12
	Increasing, consolidating, converting, dividing and cancelling share capital	12
	Dealing with fractions resulting from consolidation of Shares	13
	Reducing share capital	13

9	Redemption and purchase of own Shares	13
	Power to issue redeemable Shares and to purchase own Shares	13
	Power to pay for redemption or purchase in cash or in specie	14
	Effect of redemption or purchase of a Share	14

10	Meetings of Members	14
	Annual and extraordinary general meetings	14
	Power to call meetings	14
	Content of notice	15
	Period of notice	15
	Persons entitled to receive notice	15
	Publication of notice on a website	16
	Time a website notice is deemed to be given	16
	Required duration of publication on a website	16
	Accidental omission to give notice or non-receipt of notice	16

11	Proceedings at meetings of Members	16
	Quorum	16
	Lack of quorum	17
	Chairman	17
	Right of a director to attend and speak	17
	Accommodation of Members at Virtual Meeting	17
	Security	17
	Adjournment, postponement and cancellation	18
	Method of voting	18
	Taking of a poll	18
	Chairman’s casting vote	18
	Amendments to resolutions	18
	Written resolutions	19
	Sole-member company	20

12	Voting rights of Members	20
	Right to vote	20
	Rights of joint holders	20
	Representation of corporate Members	20
	Member with mental disorder	20
	Objections to admissibility of votes	21
	Form of proxy	21
	How and when proxy is to be delivered	21
	Voting by proxy	22

13	Number of directors	22

14	Appointment, disqualification and removal of directors	22
	First directors	22
	No age limit	22
	Corporate directors	22
	No shareholding qualification	23
	Appointment of directors	23
	Removal of directors	23
	Resignation of directors	23
	Termination of the office of director	23

15	Alternate directors	24
	Appointment and removal	24
	Notices	25
	Rights of alternate director	25
	Appointment ceases when the appointor ceases to be a director	25
	Status of alternate director	25
	Status of the director making the appointment	25

16	Powers of directors	25
	Powers of directors	25
	Appointments to office	25
	Remuneration	26
	Disclosure of information	26

17	Delegation of powers	27
	Power to delegate any of the directors’ powers to a committee	27
	Power to appoint an agent of the Company	27
	Power to appoint an attorney or authorised signatory of the Company	27
	Power to appoint a proxy	27

18	Meetings of directors	28
	Regulation of directors’ meetings	28
	Calling meetings	28
	Notice of meetings	28
	Period of notice	28
	Use of technology	28
	Place of meetings	28
	Quorum	28
	Voting	28
	Validity	28
	Recording of dissent	28
	Written resolutions	29
	Sole director’s minute	29

19	Permissible directors’ interests and disclosure	29
	Permissible interests subject to disclosure	29
	Notification of interests	29
	Voting where a director is interested in a matter	30

20	Minutes	30

21	Accounts and audit	30
	Accounting and other records	30
	No automatic right of inspection	30
	Sending of accounts and reports	30
	Time of receipt if documents are published on a website	31
	Validity despite accidental error in publication on website	31
	When accounts are to be audited	31

22	Financial year	31

23	Record dates	31

24	Dividends	31
	Declaration of dividends by Members	31
	Payment of interim dividends and declaration of final dividends by directors	31
	Apportionment of dividends	32
	Right of set off	32
	Power to pay other than in cash	32
	How payments may be made	32
	Dividends or other moneys not to bear interest in absence of special rights	33
	Dividends unable to be paid or unclaimed	33

25	Capitalisation of profits	33
	Capitalisation of profits or of any share premium account or capital redemption reserve	33
	Applying an amount for the benefit of members	34

26	Share premium account	34
	Directors to maintain share premium account	34
	Debits to share premium account	34

27	Seal	34
	Company seal	34
	Duplicate seal	34
	When and how seal is to be used	34
	If no seal is adopted or used	34
	Power to allow non-manual signatures and facsimile printing of seal	35
	Validity of execution	35

28	Indemnity	35
	Indemnity	35
	Release	35
	Insurance	36

29	Notices	36
	Form of notices	36
	Electronic communications	36
	Persons authorised to give notices	36
	Delivery of written notices	36
	Joint holders	37
	Signatures	37
	Evidence of transmission	37
	Giving notice to a deceased or bankrupt Member	37
	Date of giving notices	37
	Saving provision	37

30	Authentication of Electronic Records	38
	Application of Articles	38
	Authentication of documents sent by Members by Electronic means	38
	Authentication of document sent by the Secretary or Officers of the Company by Electronic means	38
	Manner of signing	38
	Saving provision	38

31	Transfer by way of continuation	39

32	Winding up	39
	Distribution of assets in specie	39
	No obligation to accept liability	39
	The directors are authorised to present a winding up petition	39

33	Amendment of Memorandum and Articles	39
	Power to change name or amend Memorandum	39
	Power to amend these Articles	39

Companies Act (Revised)

Company Limited by Shares

Second Amended and Restated Articles of Association

of

Fitell Corporation

(adopted by special resolutions dated [date])

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Act means the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force.

Articles means, as appropriate:

(a)	these articles of association as amended from time to time: or

(b)	two or more particular articles of these Articles;

and Article refers to a particular article of these Articles.

Board means the board of directors of the Company from time to time;

Business Day means a day other than a public holiday in the place where the Company’s registered office is located, a Saturday or a Sunday.

Class A Ordinary Shares means the class A ordinary shares of the Company, which have the rights set forth in these Articles.

Class B Ordinary Shares means the class B ordinary shares of the Company, which have the rights set forth in these Articles.

Clear Days, in relation to a period of notice, means that period excluding:

(a)	the day when the notice is given or deemed to be given; and

(b)	the day for which it is given or on which it is to take effect.

Company means the above-named company.

Default Rate means 10% (ten per cent) per annum.

Designated Stock Exchanges means the NASDAQ Stock Market LLC in the United States of America for so long as the Shares are there listed and any other stock exchange on which the Shares are listed for trading;

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges.

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

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Electronic Communication Facilities means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other.

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands.

Fully Paid and Paid Up:

(a)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth;

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth.

Member means any person or persons entered on the register of members from time to time as the holder of a Share.

Memorandum means the memorandum of association of the Company as amended from time to time.

Officer means a person appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator, but does not include the Secretary.

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote. The expression also includes a written resolution passed by the requisite majority in accordance with Article 11.16.

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary.

Share means a share in the share capital of the Company; and the expression:

(a)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)	where the context permits, also includes a fraction of a share.

Special Resolution has the meaning given to that term in the Act; and the expression includes a unanimous written resolution.

Treasury Shares means Shares of the Company held in treasury pursuant to the Act and Article 2.14.

Virtual Meeting means any general meeting of the Members at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Electronic Communication Facilities.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

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Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

(j)	The term “present” means, in respect of any person attending a meeting, such person’s presence at a general meeting of Members (or any meeting of the holders of any class of Shares), which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorized representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Electronic Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Electronic Communication Facilities.

Exclusion of Table A Articles

1.3	The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares

Power to issue Shares and options, with or without special rights

2.1	Subject to the provisions of the Act and these Articles about the redemption and purchase of the Company’s own Shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

2.2	Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:

(a)	either at a premium or at par; or

(b)	with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

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2.3	Without limitation to the two preceding Articles,

(a)	the Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the directors may decide; and

(b)	the directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

Power to issue fractions of a Share

2.4	Subject to the Act, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees

2.5	The Company may pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional for any Shares in the Company. That commission may be satisfied by the payment of cash or the allotment of Fully Paid or partly-paid Shares or partly in one way and partly in another.

2.6	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Security interests

2.7	Notwithstanding the preceding Article, the Company may (but shall not be obliged to) recognise a security interest of which it has actual notice over shares. The Company shall not be treated as having recognised any such security interest unless it has so agreed in writing with the secured party.

Trusts not recognised

2.8	Except as required by law:

(a)	no person shall be recognised by the Company as holding any Share on any trust; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Rights of Shares

2.9	Subject to Article 2.1, the Memorandum and any Special Resolution to the contrary and without prejudice to any special rights conferred thereby on the holders of any other Shares or class of Shares, Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another in all respects other than as set out below:

(a)	Voting Rights:

(i)	Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as a single class on all matters submitted to a vote for Members’ consent.

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(ii)	Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to thirty (30) votes on all matters subject to the vote at general meetings of the Company.

(b)	No Conversion Rights:

(i)	A holder of Class B Ordinary Shares may not be converted into Class A Ordinary Shares under any circumstances.

(ii)	A holder of Class A Ordinary Shares may not be converted into Class B Ordinary Shares under any circumstances.

Power to vary class rights

2.10	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding not less than two thirds of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

2.11	For the purpose of paragraph (b) of the preceding Article, all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class.

2.12	For the purposes of a separate class meeting, the directors may treat two or more or all the classes of Shares as forming one class of Shares if the directors consider that such classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

Effect of new Share issue on existing class rights

2.13	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares

2.14	With the consent of a Member, the directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)	It shall be treated as if it were a share premium.

(b)	Unless the Member agrees otherwise:

(i)	if the Member holds Shares in a single class of Shares - it shall be credited to the share premium account for that class of Shares;

(ii)	if the Member holds Shares of more than one class - it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)	It shall be subject to the provisions of the Act and these Articles applicable to share premiums.

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No bearer Shares or warrants

2.15	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.16	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)	the directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.17	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to the Company in respect of a Treasury Share.

2.18	The Company shall be entered in the Register as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.19	Nothing in the preceding Article prevents an allotment of Shares as fully paid bonus shares in respect of a Treasury Share and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.20	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the directors determine.

Register of Members

2.21	The Directors shall keep or cause to be kept a register of Members as required by the Act and may cause the Company to maintain one or more branch registers as contemplated by the Act, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Act.

2.22	The title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Act.

Annual Return

2.23	The Directors in each calendar year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Act and shall deliver a copy thereof to the registrar of companies for the Cayman Islands.

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3	Share certificates

Issue of share certificates

3.1	A Member shall only be entitled to a share certificate if the directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the directors may determine. If the directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the directors may issue to any Member:

(a)	without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

3.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

3.3	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.4	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any, for issuing a replacement share certificate as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4	Lien on Shares

Nature and scope of lien

4.1	The Company has a first and paramount lien on all Shares (whether Fully Paid or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those moneys are presently payable.

4.2	At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

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(c)	that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.

and Shares to which this Article 4.3 applies shall be referred to as Lien Default Shares.

4.4	The Lien Default Shares may be sold in such manner as the directors determine.

4.5	To the maximum extent permitted by law, the directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6	To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Lien Default Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Lien Default Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

4.7	On sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the register of members as the holder of those Lien Default Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate for those Lien Default Shares.

Despite this, that person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Lien Default Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Lien Default Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.8	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Lien Default Shares have been sold:

(a)	if no certificate for the Lien Default Shares was issued, at the date of the sale; or

(b)	if a certificate for the Lien Default Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Lien Default Shares before the sale.

5	Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1	Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

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5.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

Liability of joint holders

5.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The directors may waive payment of the interest wholly or in part.

Deemed calls

5.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

5.9	Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10	If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued; and

(c)	any expenses which have been incurred by the Company due to that person’s default.

5.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

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Forfeiture or surrender of Shares

5.12	If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee. The directors may accept the surrender for no consideration of any Share in accordance with the Act.

Effect of forfeiture or surrender on former Member

5.14	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the register of members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those moneys before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16	A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

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6	Transfer of Shares

Form of transfer

6.1	Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable rules of the Designated Stock Exchange, a Member may transfer Shares to another person by completing an instrument of transfer, in a common form or in a form prescribed by the Designated Stock Exchange (if such Shares are listed on the Designated Stock Exchange) or in any other form approved by the directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.

6.2	The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered into the register of Members.

Power to refuse registration for Shares not listed on a Designated Stock Exchange

6.3	Where the Shares of any class in question are not listed on or subject to the rules of any Designated Stock Exchange, the directors may in their absolute discretion decline to register any transfer of such Shares which are not Fully Paid Up or on which the Company has a lien. The directors may also, but are not required to, decline to register any transfer of any such Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e)	the Shares transferred are Fully Paid Up and free of any lien in favour of the Company; and

(f)	any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

Suspension of transfers

6.4	The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by Electronic means, be suspended and the register of Members closed at such times and for such periods as the directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of Members closed for more than 30 days in any year.

Company may retain instrument of transfer

6.5	All instruments of transfer that are registered shall be retained by the Company.

Notice of refusal to register

6.6	If the directors refuse to register a transfer of any Shares of any class not listed on a Designated Stock Exchange, they shall within one month after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

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7	Transmission of Shares

Persons entitled on death of a Member

7.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

7.4	That person must produce such evidence of his entitlement as the directors may properly require.

7.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid, the transferor must execute an instrument of transfer; and

(b)	if the Share is partly paid, the transferor and the transferee must execute an instrument of transfer.

7.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

8	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

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(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the directors may on behalf of those Members deal with the fractions as it thinks fit, including (without limitation):

(a)	either round up or down the fraction to the nearest whole number, such rounding to be determined by the directors acting in their sole discretion;

(b)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); or

(c)	distribute the net proceeds in due proportion among those Members.

For that purpose, the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

8.3	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9	Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1	Subject to the Act, and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the directors determine at the time of such purchase.

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The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2	When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares, or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the register of members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Shares, as the directors may determine.

For the purpose of this Article, the date of redemption or purchase is the date when Member’s name is removed from the register of Members with respect to the Shares the subject of the redemption or purchase.

10	Meetings of Members

Annual and extraordinary general meetings

10.1	The Company may, but shall not (unless required by the applicable Designated Stock Exchange Rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the Board, in accordance with these Articles.

10.2	All general meetings other than annual general meetings shall be called extraordinary general meetings.

Power to call meetings

10.3	The directors may call a general meeting at any time.

10.4	If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

10.5	The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.6	The requisition must be in writing and given by one or more Members who together hold at least 10% of the rights to vote at such general meeting.

10.7	The requisition must also:

(a)	specify the purpose of the meeting.

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(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners.

(c)	be delivered in accordance with the notice provisions.

10.8	Should the directors fail to call a general meeting within 21 Clear Days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.9	Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

10.10	If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice

10.11	Notice of a general meeting shall specify each of the following:

(a)	the place, the date and the hour of the meeting;

(b)	whether the meeting will be held virtually, at a physical place or both;

(c)	if the meeting is to be held in any part at a physical place, the address of such place;

(d)	if the meeting is to be held in two or more places, or in any part virtually, the Electronic Communication Facilities that will be used to facilitate the meeting, including the procedures to be followed by any Member or other participant of the meeting who wishes to utilise such Electronic Communication Facilities for the purposes of attending and participating in such meeting;

(e)	subject to paragraph (f) and the requirements of (to the extent applicable) the Designated Stock Exchange Rules, the general nature of the business to be transacted; and

(f)	if a resolution is proposed as a Special Resolution, the text of that resolution.

10.12	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

10.13	At least five Clear Days’ notice of a general meeting must be given to Members. But a meeting may be convened on shorter notice with the consent of the Member or Members who, individually or collectively, hold at least 90% of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

10.14	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members;

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member; and

(c)	the directors.

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10.15	The Board may determine that the Members entitled to receive notice of, attend and vote at a meeting are those persons entered on the register of members at the close of business on a day determined by the Board.

Publication of notice on a website

10.16	Subject to the Act, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:

(a)	the publication of the notice on the website;

(b)	the place on the website where the notice may be accessed;

(c)	how it may be accessed; and

(d)	the place, date and time of the general meeting.

10.17	If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member by any other means permitted by these Articles. But this will not affect when that Member is deemed to have received notice of the meeting.

Time a website notice is deemed to be given

10.18	A website notice is deemed to be given when the Member is given notice of its publication.

Required duration of publication on a website

10.19	Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice

10.20	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

10.21	In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11	Proceedings at meetings of Members

Quorum

11.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy at the meeting. A quorum is as follows:

(a)	if the Company has only one Member: that Member;

(b)	if the Company has more than one Member: one or more Members holding Shares that represent not less than one-third of the outstanding Shares carrying the right to vote at such general meeting .

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Lack of quorum

11.2	If a quorum is not present at the meeting within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present at the meeting within 15 minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy at the meeting shall constitute a quorum.

Chairman

11.3	The chairman of a general meeting (including any Virtual Meeting) shall be the chairman of the Board or such other director as the directors have nominated to chair Board meetings in the absence of the chairman of the Board. Absent any such person being present at the meeting within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting. The chairman of the meeting shall be entitled to attend and participate at any such general meeting by means of Electronic Communication Facilities, and to act as the chairman of such general meeting, in which event the chairman of the meeting shall be deemed to be present at the meeting.

11.4	If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director to attend and speak

11.5	Even if a director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares in the Company.

Accommodation of Members at Virtual Meeting

11.6	A Member entitled to receive notice and attend a meeting will be deemed to be in attendance at such meeting despite their attendance being virtual if adequate facilities are available to ensure that the Member is able to:

(a)	to participate in the business for which the meeting has been convened; and

(b)	to hear all that happens at the meeting.

without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting

Security

11.7	In addition to any measures which the Board may be required to take due to the location or venue of the meeting, the Board may make any arrangement and impose any restriction it considers appropriate and reasonable in the circumstances to ensure the security of a meeting including, without limitation, the searching of any person attending the meeting and the imposing of restrictions on the items of personal property that may be taken into the meeting place. The Board may refuse entry to, or eject from, a meeting a person who refuses to comply with any such arrangements or restrictions.

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Adjournment, postponement and cancellation

11.8	A meeting may be:

(a)	postponed or cancelled prior to the meeting at the discretion of the Directors by written notice provided to all persons entitled to attend the meeting, unless the meeting was requisitioned by Members or otherwise called by Members pursuant to Article 10.5; or

(b)	adjourned, with or without an appointed date for resumption, at any time during the meeting at the discretion of the chairman with the consent of the Members constituting a quorum.

The chairman must adjourn the meeting if so directed by the Members constituting a quorum at the meeting. No business, however, can be transacted at an adjourned or postponed meeting other than business which might properly have been transacted at the original meeting.

11.9	Should a meeting be adjourned for more than seven Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

11.10	A resolution put to the vote of the meeting shall be decided on a poll.

Taking of a poll

11.11	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a Virtual Meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

11.12	If the votes on a resolution are equal the chairman may if he wishes exercise a casting vote.

Amendments to resolutions

11.13	An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

(a)	not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)	the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

11.14	A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:

(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b)	the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.

11.15	If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

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Written resolutions

11.16	Without limitation to section 60(1) of the Act, Members may pass a Special Resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote on the resolution are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)	all Members entitled so to vote :

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed when all such Members have so signified their agreement to the resolution.

11.17	Members may pass an Ordinary Resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote on the resolution are:

(i)	given notice of the resolution as if the same were being proposed at a meeting of Members; and

(ii)	notified in the same or an accompanying notice of the date by which the resolution must be passed if it is not to lapse, being a period of seven (7) days beginning with the date that the notice is first given;

(b)	the required majority of the Members entitled so to vote:

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed upon the later of these dates: (i) subject to the following Article, the date next immediately following the end of the period of three (3) days beginning with the date that notice of the resolution is first given and (ii) the date when the required majority have so signified their agreement to the resolution. However, the proposed written resolution lapses if it is not passed before the end of the period of seven (7) days beginning with the date that notice of it is first given.

11.18	If all Members entitled to be given notice of the Ordinary Resolution consent, a written resolution may be passed as soon as the required majority have signified their agreement to the resolution, without any minimum period of time having first elapsed. Save that the consent of the majority may be incorporated in the written resolution, each consent shall be in writing or given by Electronic Record and shall otherwise be given to the Company in accordance with Article 29 (relating to notices) prior to the written resolution taking effect.

11.19	The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

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Sole-member company

11.20	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12	Voting rights of Members

Right to vote

12.1	Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, and subject to Article 10.15, all Members are entitled to vote at a general meeting, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares. Unless otherwise required under the Act or by these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members.

12.2	Members may vote in person or by proxy.

12.3	Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to thirty (30) votes on all matters subject to vote at general meetings of the Company. A fraction of a Class A Ordinary Share shall entitle its holder to an equivalent fraction of one (1) vote, and a fraction of a Class B Ordinary Share shall entitle its holder to an equivalent fraction of thirty (30) votes.

12.4	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.5	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

12.6	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.7	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.8	The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.

12.9	The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.10	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.11	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

Member with mental disorder

12.12	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

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12.13	For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

12.14	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

12.15	An instrument appointing a proxy shall be in any common form or in any other form approved by the directors.

12.16	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.17	The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.18	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with the Article above about signing proxies; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.19	Subject to the following Articles, the Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the directors) must be delivered so that it is received by the Company at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

(ii)	to such other place specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

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(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

(c)	Notwithstanding Article 12.19(, the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

12.20	If the form of appointment of proxy is not delivered on time, it is invalid.

12.21	When two or more valid but differing appointments of proxy are delivered or received in respect of the same Share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that Share. lf the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that Share.

12.22	The Board may at the expense of the Company send forms of appointment of proxy to the Members by post (that is to say, pre-paying and posting a letter), or by Electronic communication or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of Shares, either blank or nominating as proxy in the alternative any one or more of the directors or any other person. lf for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

Voting by proxy

12.23	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

13	Number of directors

13.1	There shall be a Board consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. Unless fixed by Ordinary Resolution, the maximum number of Directors shall be unlimited.

14	Appointment, disqualification and removal of directors

First directors

14.1	The first directors shall be appointed in writing by the subscriber or subscribers to the Memorandum.

No age limit

14.2	There is no age limit for directors save that they must be aged at least 18 years.

Corporate directors

14.3	Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about directors’ meetings.

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No shareholding qualification

14.4	Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.

Appointment of directors

14.5	A director may be appointed by Ordinary Resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

14.6	Notwithstanding the other provisions of these Articles, in any case where, as a result of death, the Company has no directors and no shareholders, the personal representatives of the last shareholder to have died have the power, by notice in writing to the Company, to appoint a person to be a director. For the purpose of this Article:

(a)	where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder;

(b)	if the last shareholder died leaving a will which disposes of that shareholder’s shares in the Company (whether by way of specific gift, as part of the residuary estate, or otherwise):

(i)	the expression personal representatives of the last shareholder means:

(A)	until a grant of probate in respect of that will has been obtained from the Grand Court of the Cayman Islands, all of the executors named in that will who are living at the time the power of appointment under this Article is exercised; and

(B)	after such grant of probate has been obtained, only such of those executors who have proved that will;

(ii)	without derogating from section 3(1) of the Succession Act (Revised), the executors named in that will may exercise the power of appointment under this Article without first obtaining a grant of probate.

14.7	A remaining director may appoint a director even though there is not a quorum of directors.

14.8	No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.

Removal of directors

14.9	A director may be removed by Ordinary Resolution.

Resignation of directors

14.10	A director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.11	Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of director

14.12	A director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

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(c)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(d)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(e)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

15	Alternate directors

Appointment and removal

15.1	Any director may appoint any other person, including another director, to act in his place as an alternate director. No appointment shall take effect until the director has given notice of the appointment to the other directors. Such notice must be given to each other director by either of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the other director has an email address, by emailing to that address a scanned copy of the notice as a PDF attachment (the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the recipient in readable form. For the avoidance of doubt, the same email may be sent to the email address of more than one director (and to the email address of the Company pursuant to Article 15.4(c)).

15.2	Without limitation to the preceding Article, a director may appoint an alternate for a particular meeting by sending an email to his fellow directors informing them that they are to take such email as notice of such appointment for such meeting. Such appointment shall be effective without the need for a signed notice of appointment or the giving of notice to the Company in accordance with Article 15.4.

15.3	A director may revoke his appointment of an alternate at any time. No revocation shall take effect until the director has given notice of the revocation to the other directors. Such notice must be given by either of the methods specified in Article 15.1.

15.4	A notice of appointment or removal of an alternate director must also be given to the Company by any of the following methods:

(a)	by notice in writing in accordance with the notice provisions;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

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Notices

15.5	All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate.

Rights of alternate director

15.6	An alternate director shall be entitled to attend and vote at any Board meeting or meeting of a committee of the directors at which the appointing director is not personally present, and generally to perform all the functions of the appointing director in his absence.

15.7	For the avoidance of doubt:

(a)	if another director has been appointed an alternate director for one or more directors, he shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate; and

(b)	if a person other than a director has been appointed an alternate director for more than one director, he shall be entitled to a separate vote in right of each director for whom he has been appointed an alternate.

15.8	An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.

Appointment ceases when the appointor ceases to be a director

15.9	An alternate director shall cease to be an alternate director if the director who appointed him ceases to be a director.

Status of alternate director

15.10	An alternate director shall carry out all functions of the director who made the appointment.

15.11	Save where otherwise expressed, an alternate director shall be treated as a director under these Articles.

15.12	An alternate director is not the agent of the director appointing him.

15.13	An alternate director is not entitled to any remuneration for acting as alternate director.

Status of the director making the appointment

15.14	A director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

16	Powers of directors

Powers of directors

16.1	Subject to the provisions of the Act, the Memorandum and these Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

16.2	No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may by Special Resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office

16.3	The directors may appoint a director:

(a)	as chairman of the Board;

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(b)	as managing director;

(c)	to any other executive office

for such period and on such terms, including as to remuneration, as they think fit.

16.4	The appointee must consent in writing to holding that office.

16.5	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.

16.6	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.7	Subject to the provisions of the Act, the directors may also appoint any person, who need not be a director:

(a)	as Secretary; and

(b)	to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.

16.8	The Secretary or Officer must consent in writing to holding that office.

16.9	A director, Secretary or other Officer of the Company may not the hold the office, or perform the services, of auditor.

Remuneration

16.10	Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at directors’ meetings.

16.11	A director’s remuneration shall be fixed by the Company by Ordinary Resolution or as the directors may determine. Unless that resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

16.12	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him.

16.13	Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

16.14	The directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of members relating to a Member, (and they may authorise any director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the Designated Stock Exchange Rules; or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

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17	Delegation of powers

Power to delegate any of the directors’ powers to a committee

17.1	The directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-directors so long as the majority of those persons are directors.

17.2	The delegation may be collateral with, or to the exclusion of, the directors’ own powers.

17.3	The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

17.4	Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.

Power to appoint an agent of the Company

17.5	The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.6	The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under these Articles. The directors may do so by power of attorney or any other manner they think fit.

17.7	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Power to appoint a proxy

17.8	Any director may appoint any other person, including another director, to represent him at any meeting of the directors. If a director appoints a proxy, then for all purposes the presence or vote of the proxy shall be deemed to be that of the appointing director.

17.9	Articles 15.1 to 15.4 inclusive (relating to the appointment by directors of alternate directors) apply, mutatis mutandis, to the appointment of proxies by directors.

17.10	A proxy is an agent of the director appointing him and is not an officer of the Company.

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18	Meetings of directors

Regulation of directors’ meetings

18.1	Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.

Calling meetings

18.2	Any director may call a meeting of directors at any time. The Secretary, if any, must call a meeting of the directors if requested to do so by a director.

Notice of meetings

18.3	Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice may be oral.

Period of notice

18.4	At least five Clear Days’ notice of a meeting of directors must be given to directors. But a meeting may be convened on shorter notice with the consent of all directors.

Use of technology

18.5	A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.6	A director participating in this way is deemed to be present in person at the meeting.

Place of meetings

18.7	If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

Quorum

18.8	The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number or unless the Company has only one director.

Voting

18.9	A question which arises at a Board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Validity

18.10	Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent

18.11	A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

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(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

18.12	The directors may pass a resolution in writing without holding a meeting if all directors sign a document or sign several documents in the like form each signed by one or more of those directors.

18.13	Despite the foregoing, a resolution in writing signed by a validly appointed alternate director or by a validly appointed proxy need not also be signed by the appointing director. But if a written resolution is signed personally by the appointing director, it need not also be signed by his alternate or proxy.

18.14	Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

Sole director’s minute

18.15	Where a sole director signs a minute recording his decision on a question, that record shall constitute the passing of a resolution in those terms.

19	Permissible directors’ interests and disclosure

Permissible interests subject to disclosure

19.1	Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company.

19.2	If, notwithstanding the prohibition in the preceding Article, a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the next Article, he may:

(a)	be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested;

(b)	be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

19.3	Such disclosure may be made at a meeting at a meeting of the Board or otherwise (and, if otherwise, it must be made in writing). The director must disclose the nature and extent of his direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest.

19.4	If a director has made disclosure in accordance with the preceding Article, then he shall not, by reason only of his office, be accountable to the Company for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

Notification of interests

19.5	For the purposes of the preceding Articles:

(a)	a general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

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(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

19.6	A director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.

Voting where a director is interested in a matter

19.7	A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to these Articles. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

19.8	Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

20	Minutes

The Company shall cause minutes to be made in books kept for the purpose in accordance with the Act.

21	Accounts and audit

Accounting and other records

21.1	The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

No automatic right of inspection

21.2	Members are only entitled to inspect the Company’s records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.

Sending of accounts and reports

21.3	The Company’s accounts and associated directors’ report or auditor’s report that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

(a)	they are sent to that person in accordance with the notice provisions: or

(b)	they are published on a website providing that person is given separate notice of:

(i)	the fact that publication of the documents has been published on the website;

(ii)	the address of the website; and

(iii)	the place on the website where the documents may be accessed; and

(iv)	how they may be accessed.

21.4	If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under the next Article.

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Time of receipt if documents are published on a website

21.5	Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least five Clear Days before the date of the meeting at which they are to be laid if:

(a)	the documents are published on the website throughout a period beginning at least five Clear Days before the date of the meeting and ending with the conclusion of the meeting; and

(b)	the person is given at least five Clear Days’ notice of the hearing.

Validity despite accidental error in publication on website

21.6	If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because:

(a)	those documents are, by accident, published in a different place on the website to the place notified; or

(b)	they are published for part only of the period from the date of notification until the conclusion of that meeting.

When accounts are to be audited

21.7	Unless the directors or the Members, by Ordinary Resolution, so resolve or unless the Act so requires, the Company’s accounts will not be audited. If the Members so resolve, the Company’s accounts shall be audited in the manner determined by Ordinary Resolution. Alternatively, if the directors so resolve, they shall be audited in the manner they determine.

22	Financial year

Unless the directors otherwise specify, the financial year of the Company:

(a)	shall end on 31st December in the year of its incorporation and each following year; and

(b)	shall begin when it was incorporated and on 1st January each following year.

23	Record dates

Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for declaring or paying a dividend or making or issuing an allotment of Shares. The record date may be before or after the date on which a dividend, allotment or issue is declared, paid or made.

24	Dividends

Declaration of dividends by Members

24.1	Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors.

Payment of interim dividends and declaration of final dividends by directors

24.2	The directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

24.3	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

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(b)	Upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

24.4	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

24.5	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

24.6	The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

24.7	If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

How payments may be made

24.8	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

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24.9	For the purpose of paragraph (a) of the preceding Article, the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of paragraph (b) of the preceding Article, subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

24.10	If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the register of members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

24.11	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other moneys not to bear interest in absence of special rights

24.12	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

24.13	If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

24.14	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

25	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve

25.1	The directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(a)	by paying up the amounts unpaid on that Member’s Shares;

(b)	by issuing Fully Paid Shares, debentures or other securities of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of partly paid Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain partly paid.

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Applying an amount for the benefit of members

25.2	The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

25.3	Subject to the Act, if a fraction of a Share, a debenture, or other security is allocated to a Member, the directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

26	Share premium account

Directors to maintain share premium account

26.1	The directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

26.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Act.

26.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

27	Seal

Company seal

27.1	The Company may have a seal if the directors so determine.

Duplicate seal

27.2	Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

27.3	A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate).

If no seal is adopted or used

27.4	If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a director (or his alternate) and the Secretary; or

(b)	by a single director (or his alternate); or

(c)	in any other manner permitted by the Act.

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Power to allow non-manual signatures and facsimile printing of seal

27.5	The directors may determine that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

27.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

28	Indemnity

Indemnity

28.1	To the extent permitted by law, the Company shall indemnify each existing or former Secretary, director (including alternate director), and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former director (including alternate director), Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, wilful default and wilful neglect.

28.2	To the extent permitted by law, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), Secretary or Officer of the Company in respect of any matter identified in paragraph (a) or paragraph (b) of the preceding Article on condition that the director (including alternate director), Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the director (including alternate director), Secretary or that Officer for those legal costs.

Release

28.3	To the extent permitted by law, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty, fraud, wilful default and wilful neglect.

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Insurance

28.4	To the extent permitted by law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person’s own dishonesty, fraud, wilful default and wilful neglect:

(a)	an existing or former director (including alternate director), Secretary or Officer or auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

29	Notices

Form of notices

29.1	Save where these Articles provide otherwise, any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

29.2	A notice may only be given to the Company in an Electronic Record if:

(a)	the directors so resolve or otherwise accept the notice; or

(b)	any director or officer provides the giver of the notice an electronic address to which the notice may be sent and a notice is sent to that address within a reasonable period of time.

If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.

29.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

Persons authorised to give notices

29.4	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or company secretary of the Company or a Member.

Delivery of written notices

29.5	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

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Joint holders

29.6	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of members.

Signatures

29.7	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

29.8	An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

29.9	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

29.10	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

Giving notice to a deceased or bankrupt Member

29.11	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

29.12	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

29.13	A notice is given on the date identified in the following table.

Method for giving notices	When taken to be given
Personally	At the time and date of delivery

By leaving it at the Member’s registered address	At the time and date it was left

By posting it by prepaid post to the street or postal address of that recipient	48 hours after it was posted

By Electronic Record (other than publication on a website), to recipient’s Electronic address	Within 24 hours after it was sent

By publication on a website	24 hours after the date on which the Member is deemed to have been notified of the publication of the notice or document on the website

Saving provision

29.14	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.

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30	Authentication of Electronic Records

Application of Articles

30.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 30.2 or Article 30.4 applies.

Authentication of documents sent by Members by Electronic means

30.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.

30.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 30.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

30.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.

This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

30.5	For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 30.7 applies.

Manner of signing

30.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

30.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

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(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

31	Transfer by way of continuation

31.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Cayman Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

31.2	To give effect to any resolution made pursuant to the preceding Article, the directors may cause the following:

(a)	an application be made to the Registrar of Companies to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

32	Winding up

Distribution of assets in specie

32.1	If the Company is wound up, the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

32.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

The directors are authorised to present a winding up petition

32.3	The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

33	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

33.1	Subject to the Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

33.2	Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

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